July 13, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Re:	SemGroup Energy Partners, L.P.

Registration Statement on Form S-1 (File No. 333-141196)

Ladies and Gentlemen:

As Representatives of the several underwriters of SemGroup Energy Partners, L.P.’s proposed initial public offering of Common Units Representing Limited Partner Interests, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement requesting effectiveness for 2:00 p.m., Eastern Time, on July 17, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 29, 2007 through the date hereof:

Preliminary Prospectus dated June 29, 2007:

26,150 copies to prospective Underwriters, institutional investors, dealers and others.

[Signature on following page]

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH & CO.
As Representatives the several Underwriters

BY:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Dylan Tornay
Dylan Tornay Vice President

BY:	MERRILL LYNCH & CO.

By:	/s/ Michael Aaronson
Michael Aaronson Director

cc:	Carmen Moncada-Terry
Securities and Exchange Commission